Bear Stearns Mortgage Funding Trust 2006-AR2

Mortgage Pass-Through Certificates, Series 2006-AR2, Group I

Structured Asset Mortgage Investments II Inc.

Depositor

EMC Mortgage Corporation

Servicer

Wells Fargo Bank Minnesota, NA

Trustee

Bear, Stearns & Co. Inc.

Sole and Lead Underwriter

September 19, 2006

STATEMENT REGARDING FREE WRITING PROSPECTUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus you request it by calling toll free 1-866-803-9204.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement. Please click here http://www.bearstearns.com/prospectus/sami or visit the following website: “www.bearstearns.com/prospectus/sami” for a copy of the base prospectus applicable to this offering.

The Information in this free writing prospectus is preliminary and is subject to completion or change.

The Information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase.

This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

Grantor Trust Waterfall

(D)          On each distribution date, the Grantor Trustee will withdraw the Grantor Trust Available Funds relating to the underlying Class I-A-2 Certificates and the Swap Agreement will be distributed to the Grantor Trust Certificates as follows:

First, to the Swap Counterparty, the Swap Counterparty Payment (if any) and certain termination payments (as set forth in the Swap Agreement), if applicable, for such distribution date (other than where the Swap Counterparty is the defaulting or affected party);

Second, to the extent of remaining Grantor Trust Available Funds, to the Grantor Trust Certificates, the Current Interest on such class for such distribution date;

Third, to the extent of remaining Grantor Trust Available Funds, to the Grantor Trust Certificates, any principal distributions received from the underlying Class I-A-2 Certificates, in reduction of the Current Principal Amount thereof, until the Current Principal Amount thereof has been reduced to zero; and

Fourth, to the extent of remaining Grantor Trust Available Funds to the Swap Counterparty, any termination payments (as set forth in the Swap Agreement) where the Swap Counterparty is the defaulting or affected party.

The Swap Agreement

On the Closing Date, the underlying Class I-A-2 Certificates will be deposited into the grantor trust, together with the Swap Agreement. The Grantor Trust Certificates will be entitled to payments from the Swap Agreement. With respect to any distribution date on or prior to the Swap Termination Date, the Swap Agreement will provide for the payment to the grantor trust of the Swap Payment, if and to the extent applicable. Conversely, with respect to any distribution date on or prior to the Swap Termination Date, the grantor trust will pay the Swap Counterparty, in accordance with priorities first and fourth of paragraph (D) above under “—Distributions on the Certificates,” the Swap Counterparty Payment, if and to the extent applicable. In the event of a Swap Default under the Swap Agreement, either (i) an amount may become immediately due and payable to the Swap Counterparty, which shall be paid by the grantor trust to the Swap Counterparty from amounts otherwise payable by the grantor trust to the Grantor Trust Certificates or (ii) an amount may become immediately due and payable to the grantor trust on behalf of the Grantor Trust Certificates by the Swap Counterparty. The Swap Agreement will be terminated following the earlier to occur of (i) the distribution date following the date on which the Current Principal Amount of the underlying Class I-A-2 Certificates is reduced to zero or (ii) [________] 2036.

Allocation of Realized Losses

The Applied Realized Loss Amount for the group I mortgage loans shall be allocated first to the Class I-B-7, Class I-B-6, Class I-B-5, Class I-B-4, Class I-B-3, Class I-B-2 and Class I-B-1 Certificates, sequentially in that order, in each case until the Current Principal Amount of each such class has been reduced to zero. Thereafter, the principal portion of Realized Losses on the group I mortgage loans will be allocated on any distribution date to the Class I-A-3, the Class I-A-2 and Class I-A-1 Certificates, sequentially in that order, until the Current Principal Amount of each such class has been reduced to zero. Realized Losses will not be allocated to the Class I-X Certificates. Realized losses allocated to the underlying Class I-A-2 Certificates will be allocated to the Grantor Trust Certificates.

Definitions:

Current Principal Amount – With respect to any class of Offered Certificates and the underlying Class I-A-2 Certificates and any distribution date, the original current principal amount of such class plus the amount of any Net Deferred Interest allocated thereto on the related distribution date and all previous distribution dates and, in the case of a Subordinate Certificate, any Subsequent Recoveries added to the Current Principal Amount of such certificate, as described under “Description of the Certificates—Allocation of Realized Losses; Subordination” herein, less the sum of (i) all amounts in respect of principal distributed to such class on previous distribution dates and (ii) any Applied Realized Loss Amounts allocated to such class on previous distribution dates. With respect to each class of Grantor Trust Certificates as of any distribution date will equal the initial principal amount of such certificate on the Closing Date, as reduced by (i) all amounts allocable to principal previously distributed with respect to such certificate and (ii) the principal portion of all Realized Losses on the mortgage loans allocated prior to such distribution date to the underlying Class I-A-2 Certificates and, correspondingly, to the Grantor Trust Certificates.

Grantor Trust Certificates – The Grantor Trust Class I-A-2 Certificates issued by the Grantor Trust on the Closing Date, pursuant to the Grantor Trust Agreement.

Grantor Trust Available Funds – With respect to any distribution date and each class of Grantor Trust Certificates, the sum of (i) any payments received from the underlying Class I-A-2 Certificates, (ii) any payments received by the Grantor Trustee from the Swap Counterparty under the Swap Agreement and (iii) all other assets constituting the corpus of the Grantor Trust created by the Grantor Trust Agreement, following the payments of amounts to reimburse the Grantor Trustee for its reimbursable expenses as set forth in the Grantor Trust Agreement.

Net Deferred Interest — On any distribution date, Deferred Interest on the mortgage loans during the related Due Period net of Principal Prepayments in full, partial Principal Prepayments, Net Liquidation Proceeds, Repurchase Proceeds and scheduled principal payments, in that order, available to be distributed on the Certificates on that distribution date. With respect to any Class A, Class M or Class B Certificate as of any distribution date will be an amount equal to the product of (1) the difference, if any between (a) the lesser of (i) the pass-through rate for such class, without regard to the related Net Rate Cap on such distribution date and (ii) the weighted average of the Net Rates on the related mortgage loans and (b) the Adjusted Rate Cap for such distribution date, (2) the Current Principal Amount of the Certificate immediately prior to such distribution date, and (3) the actual number of days in such Interest Accrual Period divided by 360.

Swap Counterparty Payment — On each distribution date and with respect to each class of Grantor Trust Certificates, the following amounts due to the Swap Counterparty pursuant to the Swap Agreement: (i) from interest payments on the underlying Class I-A-2 Certificates, first, the Fixed Rate (set forth and defined in the Swap Agreement) for such distribution date and second, accrued and unpaid interest on the related Swap Deferred Interest Amount and (ii) to the extent of principal payments on the underlying Class I-A-2 Certificates, the related Swap Deferred Interest Amount.

Swap Deferred Interest Amount — As of any distribution date and with respect to the Grantor Trust Class I-A-2 Certificate, the amount (if any) of Net Deferred Interest allocated to the underlying Class I-A-2 Certificates, to the extent covered by a previous Swap Payment and not previously paid to the Swap Counterparty.

Swap Payment — On each distribution date and with respect to the Grantor Trust Certificate, the amount (if any, but not to be less than zero) due from the Swap Counterparty pursuant to the Swap Agreement, which will equal the amount of Net Deferred Interest allocated to the underlying Class I-A-2 Certificates for such distribution date.